082-00913

Sainsbury's

[redacted]

09047161

RECEIVED

2009 OCT 20 P 3:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sainsbury's Supermarkets Ltd
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
Fax 020 7695 7610
www.sainsburys.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 08 October 2009

SUPPL

Dear Sir

J Sainsbury Announces: Second Quarter Trading Statement for 16 weeks to 3 October 2009.

Please find enclosed copies of the above announcement made to the London Stock Exchange on 6th October 2009.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

dlw 10/21

20/001004

justina.marfo

7 October 2009

Second Quarter Trading Statement for 16 weeks to 3 October 2009

Universal appeal continues to drive progress in challenging consumer environment

Highlights

- **Total sales for second quarter up 3.2 per cent (6.8 per cent excluding fuel) (1)**
- **Like-for-like sales for second quarter up 1.3 per cent (4.6 per cent excluding fuel) (1)**
- **Like-for-like sales for second quarter up 5.4 per cent excluding fuel and VAT (1)**
- **Weekly transactions now over 18.5 million, up 800,000 year on year**

Justin King, chief executive, said "The Sainsbury's brand continues to perform well in what remains a challenging consumer environment. Like-for-like sales in the quarter, excluding fuel, were up 4.6 per cent and adjusting for the negative impact of the change in the rate of VAT, like-for-like sales growth, excluding fuel, was 5.4 per cent. Weekly transactions now exceed 18.5 million, over 800,000 more than the same time last year.

"We have continued to develop our offer, providing customers with both the quality they expect from Sainsbury's and prices they increasingly recognise provide outstanding value for money. Our strong momentum has also continued with record levels of product availability and customer service and last week we were delighted to be named 'Supermarket of the Year' at the Retail Industry Awards 2009.

"Our non-food ranges are performing well and growing at nearly three times the rate of food. Our TU clothing range celebrated its fifth anniversary in September and is now a well established and popular part of our offer.

"In July we launched our non-food offer online and we are pleased with the early progress this new customer channel has achieved. Our online food home delivery service saw sales growth of 20 per cent. During the quarter we opened 12 convenience stores, bringing the total opened in the first half of the year to 19, and we are on track to achieve our target to open 50 additional convenience stores this year.

"We opened 19 new supermarkets, including 14 Somerfield and Co-operative supermarkets acquired earlier this year. Supermarket openings in the first half totalled 24 and are performing ahead of expectations. Our openings included a 71,000 sq ft store in High Wycombe, our second with a mezzanine, and a 68,000 sq ft store in West Belfast, our largest in Northern Ireland.

"In June we raised £432 million via a placing of ordinary shares and an issue of convertible bonds to grow our business further and faster. We are on track to grow space by 15 per cent in the two years to March 2011 providing customers with an even better food offer and non-food ranges.

"We have announced plans to create 10,000 new jobs in the two years to March 2011, primarily through the opening of new stores and in the quarter we created 1,500 new jobs. Recruitment for our 20,000 Christmas temporary colleagues begins next week and we are well on track to achieve our target of 500 places on our apprenticeship schemes for bakers, butchers and fishmongers.

"Our performance in the first half continues to show good progress as we also invest for the future. While we expect market growth to slow in the coming months due to reduced inflation, the universal appeal of our focus on quality and value leaves us well positioned going forward."

Enquiries

Investor Relations
Anna Tee
+44 (0) 20 7695 7144

Media
Pip Wood /Gillian Taylor
+44 (0) 20 7695 7295

Notes:

1. Sainsbury's reports like-for-like sales growth on sales including VAT. The change in the rate of VAT from 1 December 2008 reduces like-for-like sales growth by 80bps for the second quarter. This change will annualise on 30 November 2009.
2. Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements. They appear in a number of places throughout this announcement and include statements regarding our intentions, beliefs or current expectations and those of our officers, directors and employees concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the business we operate. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.
3. A conference call will take place at 8:45 BST on 7 October 2009. To listen to the audio webcast we recommend that you register in advance. To do so please visit **www.j-sainsbury.co.uk** prior to the event and follow the on-screen instructions.
4. To view the transcript of the conference call, go to **www.j-sainsbury.co.uk**
5. Quarter one and first half like-for-like and total sales growth have been Easter-adjusted for comparative purposes. 2009/10 included a Good Friday trading week and an Easter Sunday trading week in the first quarter, whereas 2008/09 only included an Easter Sunday trading week.

2009/10	**Q1**	**Q2**	**H1**
Sales growth including fuel (%)			
Total	3.2	3.2	3.2
Like-for-like	2.5	1.3	1.9
Sales growth excluding fuel (%)			
Total	7.6	6.8	7.1
Like-for-like	7.0	4.6	5.7

Total statutory sales growth for the first half is 3.7 per cent (including fuel 7.9 per cent excluding fuel).

6. Sainsbury's will announce its Interim Results on 11 November 2009.
7. As previously announced, Sainsbury's will be removing the non-cash IAS 19 financing element from its underlying profit before tax (UPBT) in 2009/10. For reference, the effect of this accounting change on UPBT for 2008/09 is shown below:

	H1 2008/09 **£m**	**FY 2008/09** **£m**
Reported UPBT	272	543
Less IAS 19 financing element	(13)	(24)
Revised UPBT	259	519
Reported underlying basic earnings per share	10.7p	22.1p
Revised underlying basic earnings per share	10.2p	21.2p

Underlying profit before tax is defined as: profit before tax from continuing operations before any profit or loss on sale of properties, investment property fair value movements, impairment of goodwill, financing fair value movements, IAS 19 net return on pension schemes and one-off items that are material or infrequent in nature.

hazel.jarvis